# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mercer International Inc., CIK 0001333274
CUSIP: 588056101
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 700 West Pender Street, Suite 1120, Vancouver, British Columbia Canada (A1), 1G8
Date of event which requires filing of this statement: 11/02/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001316622
Persons authorized to receive notices and communications: Adam Bensley, 250 West 55th Street, 26th Floor,, New York, New York (NY), 10019, (212) 970-1400

## Reporting persons
- Redwood Capital Management LLC (CIK 0001316622): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Redwood Capital Management Holdings, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Double Twins K, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Redwood Master Fund, Ltd. (CIK 0001375549): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ruben Kliksberg (CIK 0001930856): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Mercer International Inc.
Address of issuer's principal executive offices: 700 West Pender Street, Suite 1120, Vancouver, British Columbia Canada (A1), 1G8
Comment: The name of the issuer is Mercer International Inc., a Washington corporation (the "Issuer"). The address of the Issuer's principal executive offices is 700 West Pender Street, Suite 1120, Vancouver, British Columbia, Canada, V6C 1G8. This Schedule 13D relates to the Issuer's Common Stock, par value $1.00 per share (the "Shares").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Redwood Capital Management LLC, a Delaware limited liability company ("Redwood"), Redwood Capital Management Holdings, LP, a Delaware limited partnership ("Redwood Holdings"), Double Twins K, LLC, a Delaware limited liability company ("Double Twins K"), Redwood Master Fund, Ltd., a Cayman Islands exempted company (the "Fund"), and Ruben Kliksberg, a United States citizen (collectively, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 250 West 55th Street, 26th Floor, New York, New York 10019.
Present principal occupation or employment: The principal business of Redwood is serving as an investment adviser to its clients, including the Fund. The principal business of Redwood Holdings is serving as the sole member of Redwood. The principal business of Double Twins K is serving as the general partner of Redwood Holdings. The principal business of the Fund is purchasing, holding and selling securities for investment purposes. Ruben Kliksberg is the managing member of Double Twins K.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.
Citizenship: This Schedule 13D is being filed jointly by Redwood Capital Management LLC, a Delaware limited liability company ("Redwood"), Redwood Capital Management Holdings, LP, a Delaware limited partnership ("Redwood Holdings"), Double Twins K, LLC, a Delaware limited liability company ("Double Twins K"), Redwood Master Fund, Ltd., a Cayman Islands exempted company (the "Fund"), and Ruben Kliksberg, a United States citizen (collectively, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Shares by the Reporting Persons came from the working capital of the Fund and other private funds managed by Redwood, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares for investment purposes. On November 2, 2026, certain funds managed by Redwood, in their capacity as holders of the Issuer's 12.875% Senior Notes due 2028 and 5.125% Senior Notes due 2029 (together, the "Senior Notes"), entered into the RSA and the Backstop Commitment Letter described in Item 6. On November 3, 2026, the Reporting Persons sold all of the Shares held by them. If consummated, the Restructuring described in Item 6 would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, as described in the Issuer's Current Report on Form 8-K filed on November 3, 2026. Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. The foregoing description of the outstanding 12.875% Senior Notes due October 1, 2028 (the "2028 Senior Notes") and the 5.125% Senior Notes due February 1, 2029 (the "2029 Senior Notes" and collectively with the 2028 Senior Notes, the "Senior Notes") do not purport to be complete and are subject to and qualified in their entirety by the Form of 12.875% Senior Note due 2028 included as Exhibit 4.2 of the Issuer's 8-K filed on September 21, 2023 and the Form of 5.125% Senior Note due 2029 included as Exhibit 4.2 of the Issuer's 8-K filed on January 26, 2021, each of which are incorporated by reference.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Accordingly, the Reporting Persons may at any time review or reconsider their position and change their purpose or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Redwood, Redwood Holdings, Double Twins K, the Fund and Ruben Kliksberg may be deemed to be the beneficial owners of 0 Shares, constituting 0% of the Shares, based upon 67,018,033* Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: Redwood, Redwood Holdings, Double Twins K, the Fund and Ruben Kliksberg have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 0 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 0 Shares.
Transactions in the class effected during the past sixty days: The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.
Other persons with the right to receive dividends or sale proceeds: *This outstanding Shares figure reflects the number of outstanding Shares as of August 4, 2026 as reported on the 10-Q filed by the Issuer on August 6, 2026.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of November 3, 2026, the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the Shares. The filing of this Schedule 13D constitutes an exit filing for the Reporting Persons

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 2, 2026, certain of the Reporting Persons entered into a Restructuring Support Agreement with the Issuer and certain other holders of the Senior Notes (the "RSA"). Under the RSA, certain of the Reporting Persons agreed to support and take all commercially reasonable actions reasonably necessary to facilitate the implementation and consummation of the comprehensive restructuring of the Issuer's debt obligations and capital structure (the "Restructuring"). Pursuant to the Restructuring, certain of the Reporting Persons are expected to receive their pro rata share of (i) the right to purchase new money senior secured notes (the "New Money Senior Secured Notes") in an aggregate principal amount of $420.0 million, inclusive of $20.0 million of original issue discount but exclusive of the Put Option Premium (as defined below) (the "Rights Offering"), (ii) 91.5% of a voting class of common equity interests to be issued by the Issuer (the "New Common Stock"), subject to dilution pursuant to the terms of the RSA, (iii) 56.5% of a new class of convertible preferred equity interests in an aggregate amount of $325.0 million (the "New Convertible Preferred Stock"), and (iv) $150.0 million of takeback senior secured notes (the "Takeback Senior Secured Notes").

Consummation of the Restructuring is subject to, among other things, confirmation by the Bankruptcy Court, receipt of required regulatory approvals, entry into and funding of the New ABL Facility (as defined in the RSA), funding of the New Senior Secured Notes (as defined in the RSA), and payment of the Put Option Premium.

On November 2, 2026, certain of the Reporting Persons also entered into a Backstop Commitment Letter (the "Backstop Commitment Letter") with the Issuer and certain other holders of Senior Notes (collectively with the Reporting Persons, the "Backstop Parties"). Pursuant to the Backstop Commitment Letter, certain of the Reporting Persons have agreed, severally and not jointly with the other Backstop Parties, to give the Issuer the right to require such Backstop Parties to (i) exercise in full all rights distributed to it in respect of the Senior Notes held by it and purchase, at the consummation of the Rights Offering (the "Closing"), the New Money Senior Secured Notes subscribed for thereby (the "Primary Commitments") and (ii) purchase, at the Closing, its Backstop Commitment Percentage (as defined in the Backstop Commitment Letter) of all New Money Senior Secured Notes not subscribed for in the Rights Offering (the "Backstop Commitments"), in each case subject to a cap. The Backstop Commitment Letter provides that, as consideration for the Issuer's right to require the Backstop Parties to fund their Primary Commitments and Backstop Commitments, the Issuer will pay to the Backstop Parties, on the Plan Effective Date, a nonrefundable put option premium equal to $56.0 million in the aggregate (the "Put Option Premium"), allocated pro rata based on each Backstop Party's Backstop Commitment Percentage, in the form of additional New Money Senior Secured Notes in an aggregate principal amount equal to the Put Option Premium (the "Put Option Premium Notes"), which will be fungible with the other New Money Senior Secured Notes. If the Backstop Commitment Letter is terminated by the Issuer for any reason other than a breach by the Backstop Parties, the Put Option Premium is payable in cash on the earlier of twenty (20) business days after such termination and the consummation of an Alternative Transaction (as defined in the RSA). The Put Option Premium is fully earned as of the date of the Backstop Commitment Letter and will be deemed an administrative expense claim.

The foregoing descriptions of the RSA, the New Money Senior Secured Notes, the New Common Stock, the New Convertible Preferred Stock, the Takeback Senior Secured Notes and the Backstop Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the Issuer's 8-K filed on November 3, 2026, which is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Shares

## Signatures
- Redwood Capital Management LLC: /s/ Ruben Kliksberg, By: Redwood Capital Management Holdings, LP, its sole member, By: Double Twins K, LLC, its general partner, Ruben Kliksberg, Managing Member* (11/09/2026)
- Redwood Capital Management Holdings, LP: /s/ Ruben Kliksberg, By: Double Twins K, LLC, its general partner, Ruben Kliksberg, Managing Member* (11/09/2026)
- Double Twins K, LLC: /s/ Ruben Kliksberg, Ruben Kliksberg, Managing Member* (11/09/2026)
- Redwood Master Fund, Ltd.: /s/ Ruben Kliksberg, By: Redwood Capital Management LLC, its investment manager, By: Redwood Capital Management Holdings, LP, its sole member, By: Double Twins K, LLC (11/09/2026)
- Ruben Kliksberg: /s/ Ruben Kliksberg, Ruben Kliksberg* (11/09/2026)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).